

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au



7 October 2010

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

dlw 10/22


Cue Energy Resources Limited

Presentation
October 2010

It's all about performance


Cue Energy Resources Limited

DISCLAIMER & IMPORTANT NOTICE

Various statements in this document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.


Cue Energy Statistics


Cue Energy Resources Limited

20 Largest Shareholders

Shareholder	Ordinary Shares	Percentage Held
Todd Petroleum Mining Company Limited	163,103,314	23.52%
UOB Kay Hian Private Limited	115,086,671	16.60%
Octanex NL	43,656,168	6.30%
Todd Tasman Oil Ltd	25,920,000	3.74%
Portfolio Securities Pty ltd	10,737,130	1.55%
JP Morgan Nominees Australia Limited	10,334,277	1.49%
Berne No 132 Nominees Pty Ltd	10,194,397	1.47%
Peter Neville Findlay & Richard Norman Martin	8,017,134	1.16%
The Albers Companies Incorporated Pty Ltd	4,440,745	0.64%
Grizzley Holdings Pty Limited	4,312,604	0.62%
Ernest Geoffrey Albers	4,010,784	0.58%
Finot Pty Ltd	4,000,000	0.58%
Mr Neil Clifford Abbott & Gellert Ivanson Trustee	3,800,000	0.55%
CIMB-GK Securities Pte Ltd	3,746,427	0.54%
SCFI Pty Ltd	3,700,000	0.53%
Mr Richard Tweedie	3,363,477	0.49%
Custodial Services Limited	3,203,225	0.46%
Mr Colin MacEwan & Ms Bronwyn Beder	3,000,000	0.43%
Adziel Pty Ltd	3,000,000	0.43%
Charles Arthur John Whyte	2,797,000	0.40%

Australian Registered Company	*est 1981*
Shareholders	5,323
Listings	Australia, New Zealand, Papua New Guinea
Ordinary Shares	693,319,718
Top 20 Shareholders	431 Million (62%)
Market Capitalisation @ A36¢	$A250 Million
YTD Trading Range	19 – 38¢
Average Daily Volume	880,000
Cash at 30/09/2010	A$ 38 Million
Project Loan 30/09/2010	US $10 Million
Profit 30/06/2010	A$ 27.5 Million
Employees	7

Top 2 Shareholders	
Todd Petroleum	27%
Singapore Petroleum (Petrochina)	16.7%

FINANCIAL SUMMARY


Cue Energy Resources Limited


Income
A$ MILLION
70
60
50
40
30
20
10
0
Other income
Production income
2006
2007
2008
2009
2010


EBITDA
A$ MILLION
60
50
40
30
20
10
0
2006
2007
2008
2009
2010


Cash Balance
A$ MILLION
35
30
25
20
15
10
5
0
2006
2007
2008
2009
2010


Borrowings
A$ MILLION
30
25
20
15
10
5
0
2006
2007
2008
2009
2010

(FISCAL YEAR)


Cue Energy Resources Limited

DIRECTORS & EXECUTIVES

RICHARD TWEEDIE, LL.B
Non-Executive Chairman
MD Todd Energy NZ
(27% of shares)

LEON MUSCA, LL.B
Non-Executive Director
Lawyer
(1.8% of shares)

STEVEN KOROKNAY, B Eng
Non-Executive Director
30 years experience
Joined Cue in 2009

BOB COPPIN, B Sc (Hons)
Chief Executive Officer
40 years experience, oil & gas
Joined Cue in 1994

ANDREW KNOX, B Com
Chief Financial Officer
24 years experience, oil & gas
Joined Cue in 1994

TERRY WHITE, B Sc (Hons)
Exploration Manager
29 years experience, oil & gas
Joined Cue in 2008

… 160+ years of combined oil & gas experience

Asset Location Map


Cue Energy Resources Limited


MALAYSIA
INDONESIA
PNG
AUSTRALIA
NEW ZEALAND
OIL, GAS PRODUCTION
Sampang PSC
Cue 15%
CONTINGENT GAS
RESOURCE
AC/RL 7
Cue 20%
EXPLORATION
WA-389-P
Cue 35%
EXPLORATION
WA-359-P
WA-409-P
*Cue 50%
EXPLORATION
WA-360-P
Cue 15%
EXPLORATION
WA-361-P
Cue 15%
OIL PRODUCTION
PDL3
Cue 5.568892%
(SE Gobe Unit 3.285651%)
EXPLORATION
PPL190
Cue 10.947%
CONTINGENT GAS RESOURCE
PRL9
Cue 14.894%
EXPLORATION
T/37P & T/38P
* Cue 50%
EXPLORATION
PEP 51313 & PEP 51149
Cue 20%
OIL PRODUCTION
PMP 38160
Cue 5%

* Cue Operator

Hydrocarbon Inventory

Cue Energy Resources Limited

Oil Reserves

TOTAL Oil : 2.91 mmbbls

- 2.2 mmbbls (2P) Maari (NZ)
- 0.32 mmbbls (2P) Manaia (NZ)
- 0.24 mmbbls (2P*) Oyong (Indonesia)
- 0.15 mmbbls (2P) SE Gobe (PNG)

Gas Reserves/ Resources

TOTAL Gas : 268 BCF
(45 mmbbls BOE)

- 120 BCF (2P†) Barikewa (PNG)
- 120 BCF (2P†) Cash-Maple (Australia)
- 14 BCF (2P†) Wortel (Indonesia
- 11.4 BCF (2P) Oyong (Indonesia)
- 2.5 BCF (2P†) SE Gobe (PNG

*Cue estimate
† 2P equivalent
Volumes remaining to be produced at 30/06/2010

Net 2P Production Forecast


Cue Energy Resources Limited

BOEPD
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
SE GOBE OIL
OYONG OIL
MAARI OIL
MANAIA OIL
OYONG GAS
WORTEL GAS
OTHER GAS
Calendar 2010
• 605,000 barrels oil
• 25% hedged forward @ US$86/bbl
• 3.1 billion cubic ft gas

... large gas potential

Growth Path


Cue Energy Resources Limited

...Australasian & SE Asian Focus

To develop a highly valued E & P company with market capitalisation greater than A$ 1 Billion

Organic Growth	PRODUCTION	3 fields
	DEVELOPMENT	1 field
	APPRAISAL	2 fields
	EXPLORATION	9 areas
Acquisitions/Mergers	ONGOING	

...balanced portfolio

Opportunities for Growth


Cue Energy Resources Limited

	Exploration	Appraisal	Development	Production
LNG SCALE GAS	Carnarvon Basin • Artemis • Caterina	AC/RL7: Cash - Maple PNG: Barikewa		
Oil	NZ: PEP51313 • Matariki • Te Whatu • Pike			NZ: Maari Indonesia: Oyong PNG: SE Gobe
Gas & Condensate	NZ: PEP51149 • Te Kiri • Tohu		Indonesia: Wortel PNG: SE Gobe	Indonesia: Oyong


Cue Energy Resources Limited

PROJECTS

Papua New Guinea


Cue Energy Resources Limited


PNG
AUSTRALIA

Legend
Cue Licence
Oil Fields
Gas Fields
Proposed Gas Pipeline
Oil Pipeline

P'nyang
Hides
Mt Hagen
Goroka
Juha
Moran
Agogo
Kutubu
Gobe
PDL3
PPL190
SE Gobe
PRL9
Barikewa
Elk/ Antelope
Kerema
Kumul Oil terminal
PNG LNG
0
100 km
Port Moresby

South East Gobe Field - PNG


Cue Energy Resources Limited

AUSTRALIA
PNG

PPL219
Gobe Main Field
Gobe 5
Gobe 4
Gobe 6
Gobe 2X
PDL4
PPL206
PDL3
South East Gobe Field
PDL4
SEG UNIT
APRL 14
PPL190
Wasuma 1
Cobra -1A
Beaver_1
Tabe
Bilip_1
Saunders_1
NW Iehi 1
PPL190
Iehi-1
PPL190
Scale 20km

Legend
- Cue Licence
- Oil Field
- Gas Field
- Prospects/ Leads
- Proposed Gas Pipeline
- Oil Pipeline
- Seismic
- Fault
- Development well

...provides base income

PRL9 - Barikewa Gas Field



Cue Energy Resources Limited


PRL9
Proposed PNG LNG Pipeline Location
Oil Pipeline
Potential Barikewa-3 location
Scale 10km

- Barikewa is a potentially large resource
  - Toro and Hedinia (2P equiv) 700 BCF
  - Mean (all zones) 1.5 TCF
  - P_{10} (all zones) 2.6 TCF

  (Source – Oil Search 2009)
- Recently acquired 60km 2D seismic data over field
- Planning to drill Barikewa-3 appraisal well in 2011
- Potential to supply to PNG LNG

JV Participants	Participating Interest
Santos Ltd	42.553% (Operator)
Oil Search (PNG) Ltd	42.5535%
Cue PNG Ltd	14.894%

...adjacent to PNG LNG infrastructure

Sampang PSC – Indonesia


Cue Energy Resources Limited


MALAYSIA
INDONESIA

MADURA ISLAND
Sampang
Pamekasan
Surabaya
AREA 1
JERUK
Persik
Kentang
OYONG
WORTEL
Pare
AREA 2
AREA 3
Paus
AREA 4
Ubur-Ubur
Oyong-Grati 14" pipeline
East Java 28" pipeline
MADURA STRAIT
JAVA
Grati
Probolinggo
Besuki
Scale 20km

Legend
- Cue Contract
- Gas Field
- Oil Field
- Prospect
- Gas Pipeline

JV Participants	Participating Interest
Santos (Operator)	45%
Singapore Petroleum	40%
Cue	15%

Oyong + Wortel Development


Cue Energy Resources Limited

JAVA SEA
MADURA
Gresik
Sumenep
Sampang
Surabaya
Wortel Wellhead Platform
7km pipeline
FUTURE DEVELOPMENT
FSO
Production Barge
Oyong Platform
OIL PHASE
MADURA STRAIT
DEVELOPMENT COMPLETED
PGN pipeline
Onshore gas Processing plant
60km pipeline
East Java pipeline
GAS PHASE
Grati
Probolinggo
Leces
EAST JAVA

Source: Santos Ltd

...three stage development

Wortel Gas Field


Cue Energy Resources Limited

Sampang
Pamekasan
JERUK FIELD
WORTEL FIELD
SAMPANG PSC
7km pipeline
Wortel-1
Wortel-2
2 Development wells
Oyong Field (3D detail mapping)
Pare Prospect
Limit of Oyong 3D seismic
Scale 2km
Top Mundu Formation Depth Map

RECOVERABLE GAS POTENTIAL (BCF)		
LOW	MID	HIGH
85	118	146

Capital cost US$100 million
Cue share US$15 million

...tie to Oyong

New Zealand
Maari Oil Field

Cue Energy Resources Limited



NEW ZEALAND
Oil producers
PMP38160
Maari -1
Moki -1
Maari -2
Maari Well Head Platform
Moki -2A
Maari South
Manaia -1
Maui -4
100m
0
5 km



Tui
Maui
Kapuni
Kupe South
Maari
Scale 20km

JV Participants	Participating Interest
OMV (Operator)	69%
Todd	16%
Horizon	10%
Cue	5%

...long term oil production

Maari Development Scheme


Cue Energy Resources Limited

Wellhead Platform

Floating Production Storage Offloading (FPSO)


RAROA

Anchor chains

Subsea Production, Test, Water Injection and Umbilical

Production and water injection wells

...facilities completed

Maari Development


Cue Energy Resources Limited

- Platform, FPSO, 7 oil wells, 3 water injectors
- First oil 1Q 2009, 10 million barrels produced
- Initial rate ~ 35,000 bopd
  Cue share ~ 1,750 bopd
- Moki oil reserves ~ 52 million barrels
  Cue share ~ 2.6 million barrels
- Area upside + 20 - 40 mmbbls*

* Cue estimate


Maui-4
Wellhead Platform
Maari-1
7km
2km
Upper Manganui Formation
M2A Sandstone
Moki Sandstone
Lower Manganui Formation
Ngatoro Group
Manaia Structure
Mangahewa Formation
Maari Structure

Source: Horizon

...substantial upside oil potential

PEP 51313 - Matariki


Cue Energy Resources Limited

Kiwa – 1
Hector - 1
PEP 51313
Hine
Pukeko - 1
Pukeko
PMP 38160
Maari - 1
Maari - 2
Maari Dev
Moki - 1
Moki - 2
Maui - 4
Pike
Maari
Manaia
Matariki
Paikea
Te Whatu-2
Te Whatu
Paua
Matariki Strat-Play
PEP 51321
Rehua
North Tasman-1
Puanga
3D seismic
Puanga-iti
Takurua
Tasman-1
Fresne-1
Scale 10km
NEW ZEALAND

Legend
Cue Permit
Maari 3D
Matariki 3D
2D Lines
Oil Fields
Prospects
Leads
Wells

Source: Todd Petroleum 2010

- Matariki 3D acquisition completed
- Te Whatu 2D acquisition in 2011

JV Participants	Participating Interest
Todd Exploration	50% (Operator)
Horizon Oil (New Zealand) Limited	30%
Cue Taranaki Pty Limited	20%

	Oil in Place Mean (MMstb)	Oil Resource Mean (MMstb)	Solution Gas Mean (BCF)
Matariki structural	366	115	38
Matariki stratigraphic	366	116	140
Te Whatu	302	97	29
Pukeko	194	63	19
Pike	25	5	4

PEP 51149 – Te Kiri


Cue Energy Resources Limited


NEW ZEALAND
Scale 5km
New Plymouth
Kaimiro Gas Field
Goldie Oil Field
Ngatoro Gas and Oil Field
PEP 51149
Cue 20%
Pungarehu
Tohu
Mt Taranaki
Burgess-1
Tipoka
3D seismic
Kina
Te Kiri
Te Kiri-1
Kapuni Gas Field
Legend
Cue Permit
Te Kiri 3D
2D Lines
Oil Fields
Prospects
Leads

Source: Todd Petroleum 2009

- Drilling decision on Te Kiri in 4Q 2010

JV Participants	Participating Interest
Todd Exploration	40% (Operator)
Mighty River Power Gas Investments Ltd	30%
Cue Taranaki Pty Limited	20%
Mosaic Oil Limited	10%

	Mean GIP (Bcf)	Mean Rec. Res. (Bcf)	Mean Cond. Res. (MMbbls)
Te Kiri prospect	272	168	5.6
Tohu lead	401	252	8.5
Pangerahu lead	1400	740	26

Australia
Carnarvon Basin Permits


Cue Energy Resources Limited


LEGEND
Oil Field
Gas Field
Cue Operated Permit
Cue Non-Operated Permit
Caterina prospect
WA-389-P
Rose 3D and 2D seismic survey
WA-409-P
WA-359-P
Planned Wheatstone Development 8.6 Mtpa
Artemis prospect 12 TCF
WA-361-P
WA-360-P
40 TCF
NWSV Existing LNG 16.3 Mtpa
Gorgon LNG 15 Mtpa
Pluto LNG 4.3 Mtpa Phase 1
0
50 km

- 5 permits on trend with major discoveries and new developments
- Significant existing and planned LNG processing capacity in the region
- Possible 3rd party access
- WA-360-P: Artemis -1
  - 12 TCF potential
  - Cue 15% free carry
  - Drilling in 4Q 2010
- WA-389-P: Caterina -1
  - 3D seismic in 2010
  - Drilling in 2011

...large gas potential adjacent to LNG developments

WA-389-P: Prospects & Leads


Cue Energy Resources Limited


WA-389-P
Rose 3D survey
Ezard
Donovans
The Point
Caterina
Movida
Rockpool
Intimo
Proposed New 3D 1440km²
Banambu 3D survey
Scale 10km

- Farmout to Woodside
  - 1440km² new 3D seismic in 2010
  - Drill one well in 2011
- 8 large prospects and leads
- Cue retains 35% interest

PRIMARY TARGET POTENTIAL			
Gas-in-Place	Low (Tcf)	Mid (Tcf)	High (Tcf)
Caterina-1 Prospect	2.7	3.9	5.3
Rockpool lead	1.2	1.5	1.9
Ezard lead	0.5	1.6	10.9

(upside in up to 3 other objectives)

...potential to supply an LNG development

WA-389-P: Caterina Prospect

Cue Energy Resources Limited


Rose 2D seismic
Rose 3D seismic
WA-389-P
WA-409-P
WA-359-P
WA-361-P


WA-389-P
CUE 100%
ROSE 3D Seismic
4300
4400
4500
4600
Scale 5km

Near Top Mungaroo - Depth Map

Caterina prospect

- Strong amplitude, AVO response
- Inversion study predicts 80% chance of gas
- Significant upside, P_{50} recoverable gas for all objectives is 8 TCF
- Water Depth 1100 metres
- Depth to primary target ~3000m below sea floor

AC/RL7 - Cash Maple Gas Field


Cue Energy Resources Limited


Sunrise-
Troubadour
Evan Shoals
Bayu-Undan
200km
Cash-Maple
700km
Crux
Petrel
Darwin
Scott Reef
Ichthys
Blacktip
Calliance
Scale 100km

Recoverable gas (BCF) POTENTIAL		
1P equiv	2P equiv	3P equiv
290	640	1430


AC/RL7
Cash-Maple
Field
Cash-2 (proposed)
Cash-1
Paqualin-1
Maple-1
Scale 5km
Modified from PTTEP 2010

JV Participants	Participating Interest
Cue Energy Resources Ltd	20%
PTTEP	80%*

...future floating LNG potential

Activity Timing

Cue Energy Resources Limited

CUE INDICATIVE TIME LINE		2010 1Q	2010 2Q	2010 3Q	2010 4Q	2011 1Q	2011 2Q	2011 3Q	2011 4Q
EXPLORATION SEISMIC									
Barikewa (2D)									
PEP51313 (3D and 2D)	Matariki/ Te Whatu								
WA-389-P (3D)									
WA-409-P (3D)									
PEP51149 (2D)									
DRILLING									
WA-360-P	Artemis-1								
PRL8	Barikewa-3								
AC/RL7	Cash-2								
PEP51149	Te Kiri -1								
Sampang PSC	Wortel Development								
WA-389-P	Caterina-1								
PEP51313	Matariki -1								
DEVELOPMENT PROGRAM									
WORTEL	Gas Development			FID *					
WORTEL	Gas Production								
PRODUCTION									
SE GOBE	Oil Production								
MAARI	Oil Production								
OYONG	Oil Production								
OYONG	Gas Production								


Cue Energy Resources Limited

SUMMARY

WHY INVEST IN CUE

Balanced portfolio

- **Very large gas upside**
- **High potential exploration acreage**
- **Ongoing exploration drilling**
- **Appraisal drilling**
- **Oil production**
- **Gas production**

It's all about performance